CRESTA WESTHALL LLP

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/18___ AND ENDING ___6/30/19___

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cresta Westhall LLP**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

17 Saville Row,

(No. and Street)

London	UK	W1S 3PN
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Pound   44 20 7371 9691

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co.

(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7, Rohini	New Delhi	India	110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Douglas Fulton_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Cresta Westhall LLP_____ , as

of __June 30_____, 20 __19_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn in my presence on 27ᵗʰ August 2019

_____
Signature

David John Gullo
Notary Public
Office 5 Fairbank
Studios
75/81 Burnaby Street
Chelsea London
SW10 0NS England

_____
PRINCIPAL
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESTA WESTHALL LLP

JUNE 30, 2019

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

CRESTA WESTHALL LLP

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2019

ASSETS

Cash & cash equivalents	$	254,567
Commission receivable		567,185
Deposits held with FINRA		8,190
Prepaid expenses		1,196
Total assets	$	831,138

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable	1,613
Due to affiliates	86,514
	88,127
Partners' Capital	743,011
Total liabilities and partners' capital	$ 831,138

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Cresta Westhall LLP (the "Partnership") is a Limited Liability Partnership organized in the United Kingdom effective July 6, 2012. The Partnership does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Partnership engages primarily in the private placements of securities, and serves clients in the United States and abroad. The Partnership is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC").FINRA granted the Partnership membership effective June 17, 2013. The Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Partnership will not hold customer funds or safekeep customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Partnership earns commissions as a distributor of subscriptions in various funds to investors. Commissions are recognized as earned based on the amount of subscriptions raised at the agreed upon rate, as defined in each agreement.

Income taxes
The Partnership is organized as a United Kingdom ("UK") Limited Liability Partnership. The members of the partnership are all UK individuals or other UK corporate entities. Accordingly, the Partnership is not subject to United States federal or state income taxes, and therefore no provision for income taxes has been recorded in the accompanying statement of operations.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Partnership's income tax returns. The Partnership has analyzed tax positions taken for filing with all jurisdictions where it operates. The Partnership believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves or related accruals for interest and penalties for uncertain tax positions. If the Partnership incurs interest or penalties as a result of unrecognized tax positions, the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency
The functional currency for all operations of the Partnership is the United States dollar. Nonmonetary assets & liabilities are remeasured at historical rates and monetary assets and liabilities are remeasured at exchange rates in effect at the end of the year. Statement of income amounts are remeasured at average rates for the year. Gains and losses from foreign currency transactions are included in current results of operations in the accompanying statement of income.

Adoption of new accounting standards
On July 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606"), using the modified retrospective method (i.e., applied prospectively effective July 1, 2018 without revising prior periods). There was no cumulative effect of initially applying ASC 606 on the opening balance of retained earnings. Therefore, the comparative information has not been reported under the accounting standards in effect for prior periods.

Recent accounting pronouncement
In February 2016, the FASB issued ASU 2016-02, "Leases Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective for periods beginning after December 15, 2018. The Company has evaluated the new guidance and determined there is no impact on its financial statements.

Subsequent events
The Partnership has evaluated subsequent events through August 23, 2019, which is the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Partnership to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Partnership is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At June 30, 2019, the Partnership had net capital, as defined, of $158,673, which exceeded the required minimum net capital of $5,875 by $152,798. Aggregate indebtedness at June 30, 2019 totaled $88,127. The Partnership's percentage of aggregate indebtedness to net capital was 55.54%.

4. RELATED PARTY TRANSACTIONS

Pursuant to a management services agreement, effective July 1, 2017, between Westhall Partners LLP ("WP LLP") and the Partnership, WP LLP agreed to pay all indirect operating expenses of the Partnership in connection with its corporate offices including administrative services and facility charges as described in the agreement. The agreement also states that the Partnership will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and others as deemed necessary.

5. CONCENTRATIONS

The Partnership received 81% of its revenue from 3 customers and the other 19% from other fund managers during the year ended June 30, 2019.